UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 14, 2016

CBOE HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34774	20-5446972
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 South LaSalle Street Chicago, Illinois	60605
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 786-5600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Term Loan Agreement

On December 15, 2016, CBOE Holdings, Inc. (the “Company”), as borrower, entered into a Term Loan Credit Agreement (the “Term Loan Agreement”) with Bank of America, N.A., as administrative agent (the “Agent”), certain lenders named therein (the “Term Lenders”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), as sole lead arranger and sole bookrunner, Morgan Stanley MUFG Loan Partners, LLC, as syndication agent, and Citibank, N.A., PNC Bank, National Association and JPMorgan Chase Bank, N.A., as co-documentation agents.

The Term Loan Agreement provides for a senior unsecured delayed draw term loan facility (the “Term Loan Facility”) in an aggregate principal amount of $1.0 billion. The Company may also, subject to the agreement of the applicable Term Lenders, increase the commitments under the Term Loan Agreement by up to $500 million for a total of $1.5 billion. Proceeds from the Term Loan Facility, if drawn, may be used (i) to finance in part the Company’s proposed acquisition (the “Acquisition”) of Bats Global Markets Inc. (“Bats”) and its subsidiaries (the “Acquired Business”), as described in the Agreement and Plan of Merger, dated as of September 25, 2016, by and among the Company, CBOE Corporation, CBOE V, LLC and Bats (the “Merger Agreement”), (ii) to repay certain existing indebtedness of the Acquired Business, (iii) to pay fees and expenses incurred in connection with the Acquisition and (iv) to fund working capital needs and for other general corporate purposes of the Company and its subsidiaries. The availability of the commitments under the Term Loan Agreement is conditioned upon, among other things, confirmation that the Acquisition has been consummated, or will be consummated substantially concurrently with the extension of the loans under the Term Loan Agreement.

Commitments under the Term Loan Agreement will expire on the earlier of (i) the consummation of the Acquisition (after giving effect to the funding of the committed loans in accordance with and subject to the terms of the Term Loan Agreement), (ii) July 25, 2017 (or if the outside date is extended pursuant to the terms of the Merger Agreement, October 23, 2017), (iii) the closing of the Acquisition without using the loans under the Term Loan Agreement and (iv) the termination of the Merger Agreement in accordance with the terms thereof. Loans under the Term Loan Agreement, if drawn, will mature five years following the closing date of the Acquisition. The Term Loan Facility is unsecured and is not expected to be guaranteed by any subsidiary of the Company.

Loans under the Term Loan Agreement will bear interest, at the Company’s option, at either (i) the London Interbank Offered Rate (“LIBOR”) periodically fixed for an interest period (as selected by the Company) of one, two, three or six months plus a margin (based on the Company’s public debt ratings) ranging from 1.00 percent per annum to 1.75 percent per annum or (ii) a daily floating rate based on the Agent’s prime rate (subject to certain minimums based upon the federal funds effective rate or LIBOR) plus a margin (based on the Company’s public debt ratings) ranging from zero percent per annum to 0.75 percent per annum. The Company will be required to pay a ticking fee to the Agent for the account of the Term Lenders which will initially accrue at a rate (based on the Company’s public debt ratings) ranging from 0.10 percent per annum to 0.30 percent per annum multiplied by the undrawn aggregate commitments of the Term Lenders in respect of the Term Loan Facility, accruing during the period commencing on December 15, 2016 and ending on the earlier of (i) the date on which the loans are drawn and (ii) the termination of the commitments under the Term Loan Agreement in accordance with the terms thereof.

The Term Loan Agreement contains customary representations, warranties and affirmative and negative covenants for facilities of its type, including financial covenants, events of default and indemnification provisions in favor of the Term Lenders. The negative covenants include restrictions regarding the incurrence of liens, the incurrence of indebtedness by the Company’s subsidiaries and fundamental changes, subject to certain exceptions in each case. The financial covenants require the Company to meet a quarterly financial test with respect to a minimum consolidated interest coverage ratio of not less than 4.00 to 1.00 and a maximum consolidated leverage ratio of not greater than 3.50 to 1.00.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Term Loan Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Revolving Credit Agreement

On December 15, 2016, the Company, as borrower, entered into a Credit Agreement (the “Revolving Credit Agreement”) with Bank of America, N.A., as administrative agent and as swing line lender, certain lenders named therein (the “Revolving Lenders”), MLPFS, as sole lead arranger and sole bookrunner, Morgan Stanley MUFG Loan Partners, LLC, as syndication agent, and Citibank, N.A., PNC Bank, National Association and JPMorgan Chase Bank, N.A., as co-documentation agents.

The Revolving Credit Agreement provides for a senior unsecured $150 million five-year revolving credit facility (the “Revolving Credit Facility”) that includes a $25 million swing line sub-facility. The Company may also, subject to the agreement of the applicable lenders, increase the commitments under the Revolving Credit Facility by up to $100 million, for a total of $250 million. Subject to specified conditions, the Company may designate one or more of its subsidiaries as additional borrowers under the Revolving Credit Agreement provided that the Company guarantees all borrowings and other obligations of any such subsidiaries under the Revolving Credit Agreement. As of December 15, 2016, no subsidiaries were designated as additional borrowers.

Funds borrowed under the Revolving Credit Agreement may be used to fund working capital and for other general corporate purposes of the Company and its subsidiaries. As of December 15, 2016, no borrowings were outstanding under the Revolving Credit Agreement. Accordingly, at December 15, 2016, $150 million of borrowing capacity was available for the purposes permitted by the Revolving Credit Agreement.

Loans under the Revolving Credit Agreement will bear interest, at the Company’s option, at either (i) LIBOR periodically fixed for an interest period (as selected by the Company) of one, two, three or six months plus a margin (based on the Company’s public debt ratings) ranging from 1.00 percent per annum to 1.75 percent per annum or (ii) a daily floating rate based on the Agent’s prime rate (subject to certain minimums based upon the federal funds effective rate or LIBOR) plus a margin (based on the Company’s public debt ratings) ranging from zero percent per annum to 0.75 percent per annum.

Subject to certain conditions stated in the Revolving Credit Agreement, the Company and any subsidiaries designated as additional borrowers may borrow, prepay and reborrow amounts under the Revolving Credit Facility at any time during the term of the Revolving Credit Agreement. The Revolving Credit Agreement will terminate and all amounts owing thereunder will be due and payable on December 15, 2021, unless the commitments are terminated earlier, either at the request of the Company or, if an event of default occurs, by the Revolving Lenders (or automatically in the case of certain bankruptcy-related events). The Revolving Credit Agreement contains customary representations, warranties and affirmative and negative covenants for facilities of its type, including financial covenants, events of default and indemnification provisions in favor of the Revolving Lenders. The negative covenants include restrictions regarding the incurrence of liens, the incurrence of indebtedness by the Company’s subsidiaries and fundamental changes, subject to certain exceptions in each case. The financial covenants require the Company to meet a quarterly financial test with respect to a minimum consolidated interest coverage ratio of not less than 4.00 to 1.00 and a maximum consolidated leverage ratio of not greater than 3.50 to 1.00.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Revolving Credit Agreement, which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Other Information

MLPFS is acting as financial advisor to the Company in connection with the Acquisition and is participating in the financing for the Acquisition as described above.  MLPFS and Bank of America, N.A. are also parties to a commitment letter providing for a potential bridge loan facility to the Company in connection with the Acquisition as previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 28, 2016.

MLPFS, Morgan Stanley MUFG Loan Partners, LLC, Citibank, N.A., JPMorgan Chase Bank, N.A., certain Term Lenders, certain Revolving Lenders or certain of their respective affiliates (collectively, the “Permit Holders”) are trading permit holders and engage in trading activities on Company exchanges.  In addition, certain of the Permit Holders are clearing members of the Options Clearing Corporation, and, as such, these Permit Holders clear the market-maker sides of transactions at Company exchanges.

Item 2.03.  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information provided in Item 1.01 is incorporated by reference herein.

Item 8.01.  Other Events.

The Merger Agreement contemplates that three members of the Company’s board of directors (the “Board”) will step down from the Board at the effective time of the Acquisition.  As of the date of this Current Report on Form 8-K, there has not been any determination as to which three Company directors will be stepping down.  However, on December 14, 2016, the Board determined that any unvested restricted stock awards held by any director who resigns from the Board as of the effective time of the Acquisition in order for the Company to comply with its obligations under the Merger Agreement (each, a “Resigning Director”) will vest at the effective time of the Acquisition.  In addition, the Board determined that if the Acquisition closes prior to the Company’s 2017 annual meeting of stockholders, each Resigning Director will be entitled to receive at the effective time of the Acquisition any retainer payments that would have been payable to such Resigning Director if such Resigning Director had not ceased to serve on the Board prior to the Company’s 2017 annual meeting of stockholders.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving the Company, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of Company common stock in connection with the proposed merger will be submitted to the stockholders of the Company for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the Company filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. The Company and Bats commenced mailing of the definitive joint proxy statement/prospectus to Company stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting the Company’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

The Company, Bats, their respective directors and executive officers, certain other members of the Company’s and Bats’ respective management and certain of the Company’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits.

(d)            Exhibits:

Exhibit Number	Description of Exhibit

10.1

Term Loan Credit Agreement, dated as of December 15, 2016, by and among CBOE Holdings, Inc., Bank of America, N.A., as Administrative Agent, certain lenders named therein, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley MUFG Loan Partners, LLC, as Syndication Agent, and Citibank, N.A., PNC Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Documentation Agents

10.2

Credit Agreement, dated as of December 15, 2016, by and among CBOE Holdings, Inc., Bank of America, N.A., as Administrative Agent and as Swing Line Lender, certain lenders named therein, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley MUFG Loan Partners, LLC, as Syndication Agent, and Citibank, N.A., PNC Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Documentation Agents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBOE HOLDINGS, INC.

	By:	/s/ Alan J. Dean
Alan J. Dean
Executive Vice President and Chief Financial Officer
Date: December 20, 2016

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1

Term Loan Credit Agreement, dated as of December 15, 2016, by and among CBOE Holdings, Inc., Bank of America, N.A., as Administrative Agent, certain lenders named therein, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley MUFG Loan Partners, LLC, as Syndication Agent, and Citibank, N.A., PNC Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Documentation Agents

10.2

Credit Agreement, dated as of December 15, 2016, by and among CBOE Holdings, Inc., Bank of America, N.A., as Administrative Agent and as Swing Line Lender, certain lenders named therein, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley MUFG Loan Partners, LLC, as Syndication Agent, and Citibank, N.A., PNC Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Documentation Agents